SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      Microtek Medical, Inc.
                         (Name of Issuer)


              Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                            594939100
                          (CUSIP Number)




Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 594939100


1.   NAME OF REPORTING PERSON

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Micro Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [  ]
     (b)  [  ]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri


NUMBER OF                     5.   SOLE VOTING POWER
SHARES                                    0
BENEFICIALLY                  6.   SHARED VOTING POWER
OWNED BY                                  0
EACH                          7.   SOLE DISPOSITIVE POWER
REPORTING                                 0
PERSON                        8.   SHARED DISPOSITIVE POWER
WITH                                      0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.0%


12.  TYPE OF REPORTING PERSON

     PN


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ITEM 1.

     (a)  NAME OF ISSUER:


          Microtek Medical, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          512 Lehmberg Road
          Columbus, Mississippi 39702


ITEM 2.

     (a)  NAME OF PERSON FILING:

          Micro Partners, L.P. ("Micro Partners")

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of Micro Partners' principal business office is:

                c/o Bush-O'Donnell
                101 South Hanley Rd., Suite 1025
                St. Louis, Missouri 63105

     (c)  CITIZENSHIP:

          United States

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

     (e)  CUSIP NUMBER:

          594939100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

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ITEM 4.         OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:

          Micro Partners is the direct beneficial owner of no shares of Common Stock, par value $.01 per share (the "Common Stock"), of Microtek Medical, Inc. On April 30, 1996, Micro Partners distributed to its limited partners and general partner, 1,742,889 shares of Common Stock pursuant to the liquidation of Micro Partners which constituted 37.2% of the shares of Common Stock outstanding as of May 31, 1996. This constituted all of the shares of Common Stock which were held by Micro Partners.

     (b)  PERCENT OF CLASS:

          0.0%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or direct the vote

                    0

          (ii)  shared power to vote or to direct the vote

                    0

          (iii) sole power to dispose or to direct the disposition of

                    0

          (iv)  shared power to dispose or to direct the disposition of

                    0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [X]


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION:

          Not Applicable

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    August 6        , 1996        MICRO PARTNERS, L.P.

                              By:       Micro General, Inc., its General
                                        Partner



                                   By:  /s/  Jim O'Donnell
                                      Jim O'Donnell, President